UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

Longtop Financial Technologies Limited

(Name of Issuer)

Ordinary Shares, $.01 par value per share

(Title of Class of Securities)

54318P108

(CUSIP Number)

June 1, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54318P108

1.	Names of Reporting Persons Power Extra (PTC) Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,000,000 ordinary shares (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,000,000 ordinary shares (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000 ordinary shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person (See Instructions) CO

(1) Power Extra (PTC) Limited (“Power Extra”) may be deemed to beneficially own 3,000,000 ordinary shares of the Issuer that are held of record by a nominee of Power Extra.   Power Extra is the sole trustee of The Sunshine Trust.  Power Extra has voting power with respect to shares transferred to beneficiaries of The Sunshine Trust until such shares are sold or otherwise disposed of by the beneficiaries, and has voting and dispositive power with respect to any of such shares that have not been transferred to beneficiaries of The Sunshine Trust. Accordingly, Power Extra may be deemed to be beneficially own such of the shares as have not been transferred to the beneficiaries of The Sunshine Trust or as have been transferred to beneficiaries of The Sunshine Trust, until the shares have been disposed of by the beneficiaries.

Item 1.
(a)	Name of Issuer: Longtop Financial Technologies Limited
(b)	Address of Issuer’s Principal Executive Offices: Flat A, 10/F, Block 8, City Garden 233 Electric Road, North Point Hong Kong

Item 2.
(a)	Name of Person Filing: Power Extra (PTC) Limited
(b)	Address of Principal Business Office or, if none, Residence: Palm Grove House P.O. Box 438, Road Town, Tortola, British Virgin Islands

	(c)	Citizenship: Power Extra (PTC) Limited is a corporation organized under the laws of the British Virgin Islands.

	(d)	Title of Class of Securities: Ordinary Shares, $.01 par value per share
	(e)	CUSIP Number: 54318P108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.
(a)

Amount beneficially owned:

Power Extra (PTC) Limited may be deemed to beneficially own 3,000,000 ordinary shares of the Issuer that are held of record by a nominee of Power Extra (PTC) Limited.   Power Extra (PTC) Limited is the sole trustee of The Sunshine Trust.  Power Extra (PTC) Limited has voting power with respect to shares transferred to beneficiaries of The Sunshine Trust until such shares are sold or otherwise disposed of by the beneficiaries, and has voting and dispositive power with respect to any of such shares that have not been transferred to beneficiaries of The Sunshine Trust. Accordingly, Power Extra (PTC) Limited may be deemed to be beneficially own such of the shares as have not been transferred to the beneficiaries of The Sunshine Trust or as have been transferred to beneficiaries of The Sunshine Trust, until the shares have been disposed of by the beneficiaries.

(b)

Percent of class:

Power Extra (PTC) Limited:   5.3%

The foregoing percentages are calculated pursuant to Rule 13d-3(d)(1) based on 56,231,188 ordinary shares of the Issuer issued and outstanding as of March 31, 2010.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote*: 3,000,000 ordinary shares for Power Extra (PTC) Limited
	(ii)	Shared power to vote or to direct the vote 0 shares
(iii)

Sole power to dispose or to direct the disposition of

3,000,000 ordinary shares for Power Extra (PTC) Limited

See Footnote (1) for a description of the dispositive power of Power Extra (PTC) Limited with respect to the 3,000,000 ordinary shares available for grant and transfer under the trust.

	(iv)	Shared power to dispose or to direct the disposition of 0 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date:     June 9, 2010

Power Extra (PTC) Limited By: /s/ Zhang Cuiyin Zhang Cuiyin, Director By: /s/ Li Yingling Li Yingling, Director By: /s/ Chen Ni Chen Ni, Director